EXHIBIT 99.1

Just Energy Group Inc. Announces December Quarterly Dividend for Its Common Shares and Series A Preferred Shares

TORONTO, Dec. 04, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy”) filed notice with the Toronto Stock Exchange and the New York Stock Exchange today announcing that its board of directors declared a cash dividend for its common shares and its 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Shares”) for the quarter ending December 31, 2018. A quarterly dividend of (i) Cdn. $0.125 per common share will be paid on December 31, 2018 to common shareholders of record at the close of business on December 17, 2018; and (ii) USD $0.53125 per Series A Preferred Share will be paid on December 31, 2018 to Series A Preferred Shareholders of record at the close of business on December 17, 2018. This quarterly cash dividend is designated as an "eligible dividend" for Canadian income tax purposes.

The common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “JE”. The Series A Preferred Shares trade on the Toronto Stock Exchange under the symbol “JE.PR.U” and on the New York Stock Exchange under the symbol “JE.PR.A”.

About Just Energy Group Inc.

Founded in Canada in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Green Star Energy, Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy, and terrapass.Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Phone: (713) 544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Phone: (617) 461-1101
michael.cummings@alpha-ir.com